THE CHINA FUND, INC. (CHN)


Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$29.12
Market price	US$34.65
Premium/discount	18.99%
Fund size	US$293.55m

Source: State Street Corporation/Martin Currie Inc

At 29 February 2004	China Fund NAV US$	MSCI Golden Dragon US$
One month return	6.4%	4.2%
One year return	76.0%	66.1%

MANAGER'S COMMENTARY

Chinese economic growth and investor interest remains strong. GDP growth hit 9.9% in calendar Q4 2003. Continued domestic growth, now supplemented by a pick up in the US and Japan, as well as some adverse weather conditions, has resulted in an increase in inflation (CPI in December and January was up by 3.2% year-on-year). Our impression from recent company visits is that companies are becoming more confident about passing on cost increases to their customers. This presages further inflation. The pick-up in CPI makes a revaluation of the renminbi more likely - a development that local companies are gradually coming to expect. A typical response from company representatives, when asked about the potential effect of renminbi appreciation is "We'll put up prices, as all our competitors are also manufacturing in China". Perhaps US politicians pressing China on the currency issue should be more careful what they wish for; watch out for US inflation and rising bond yields in the second half of 2004. The authorities in China have gradually been tightening credit, and this can be seen in the slowing growth in loans and money supply. The Chinese government is proving successful in raising tax revenues; custom duties increased by 43% year-on-year, in spite of falling tariffs post WTO entry. Adam Smith would have been proud.

One indicator of investor sentiment is the number of institutional investors now visiting Shanghai - the attendance at UBS and Deutsche Bank investment conferences here in February was 400 and 500, respectively. This creates problems of stock valuation for old China hands; a price/earnings ratio that might seem expensive to us, having doubled in 12 months, can seem cheap to new investors fresh off the plane. Another sign that the bull market is maturing is the number of placements and IPOs, which are now becoming a daily occurrence.

INVESTMENT STRATEGY

Your Fund is 97.5% invested with holdings in 54 companies. Of these, two are unlisted. 33% of the Fund is in Taiwan-listed companies.

As you might gather from the above commentary, your managers are turning more cautious about the expectation for a mid-cycle correction. We remain almost fully invested. However, we have gradually reduced the weighting in high-flying state-owned industrials (never especially large) in favour of laggards in Taiwan and Hong Kong. Our focus continues to be on domestic consumption stocks, especially

now that there are negative real deposit rates. We recently added investments in some neglected technology stocks, such as foundry **UMC**, DVD maker **CMC**, China's leading electronics distributor **Digital China** and 3C retailer **Tsann Kuenn**. With rare earth and refractory prices recovering, we added to our investment in **China Rare Earth**. We reduced our exposure to the auto industry, where we are worried about plans for capacity expansion, by taking profits on China Motors and Brilliance Automotive. We have also been selling textile stocks for similar reasons, exiting Luthai, Tainan Enterprises and Mainland Headwear.

As the bull market allows broker research teams to expand, we need to work harder to find undiscovered value. Going forward, we expect to hold a little more cash in the Fund, both as a defensive measure and so we can take advantage of the most promising of the coming batch of IPOs. Recently we have participated in IPOs for leading diesel engine maker **Weichai** and construction steel maker **China Oriental**.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

We believe the favorable investment market in the PRC in terms of real economic growth, genuine capital needs of enterprises and bullish investors' sentiment will continue in 2004. Though there are some signs of overheating, these are relatively narrowly focused and the PRC is adopting targeted measures to deal with them. Currently the direct investment business in the PRC is seeing the combination of a good environment for new deals on attractive terms as companies seek capital to fund growth and a buoyant exit market particularly for IPO's. We expect to exploit both opportunities to create value for the Fund's stockholders.

Captive Finance, Ltd. and Tomoike Industrial H.K. Ltd., direct investments of the Fund, each reported substantial year-on-year improvements in profitability and better-than-budget performance in 2003. This performance was due to effective management and a favorable business environment, particularly during the second half of 2003. We are working on opportunities that could increase the value of these investments and boost the Fund's NAV during 2004. We continue to develop a substantial new deal pipeline and are working on potential transactions in the areas of consumer products manufacturing, e-commerce platform and healthcare.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS*

Market cap	$345.71m
Shares outstanding	10,081,913
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

ASSET ALLOCATION*



■ Hong Kong	56.0%
■ Taiwan	33.0%
■ New York	5.0%
■ Direct	1.8%
■ B shares	1.7%
■ Other assets & liabilities	2.5%

SECTOR ALLOCATION*

	% of net assets	MSCI Golden Dragon %
Industrials	21.7	9.2
Information technology	15.2	14.0
Consumer discretionary	14.7	10.2
Materials	9.4	11.8
Telecommunications	8.9	7.2
Utilities	7.7	4.0
Financials	7.5	33.7
Consumer staples	6.7	4.8
Energy	3.0	3.8
Health care	2.7	1.3
Other assets and liabilities	2.5	-
Total	**100.0**	**100.0**

PERFORMANCE* (IN US$ TERMS)

	NAV %	Market price %
One month	6.4	2.5
Calendar year to date	11.2	-15.0
3 years **	33.2	50.1

Past performance is not a guide to future returns.

DIRECT INVESTMENTS* (1.8%)

Captive Finance	*Financials*	1.0%
Tomoike Industrial (H K) Ltd	*Industrials*	0.8%

15 LARGEST LISTED INVESTMENTS* (49.4%)

Chaoda Modern Agriculture	*Consumer staples*	5.9%
Sohu Com Inc	*Information technology*	5.0%
TCL International	*Consumer discretionary*	5.0%
BYD Co	*Industrials*	3.6%
Comba Telecom	*Telecommunications*	3.2%
Yanzhou Coal Mining	*Energy*	3.1%
China Metal Products	*Materials*	3.0%
Fountain Set Holdings	*Materials*	3.0%
Shenzhen Expressway	*Utilities*	2.8%
Xinao Gas Holdings	*Utilities*	2.6%
Cathay Financial Holdings	*Financials*	2.6%
China Telecom Corp	*Telecommunications*	2.5%
Merry Electronics	*Consumer discretionary*	2.4%
Anhui Expressway	*Utilities*	2.4%
Sinotrans Limited	*Industrials*	2.3%

FUND PERFORMANCE (US$)

	One month	Three months	Year to date	One year	Three** years	Five** years	Since#** launch
The China Fund, Inc.	**6.4**	**12.6**	**11.2**	**76.0**	**33.2**	**29.1**	**9.3**
MSCI Golden Dragon	4.2	16.9	11.3	66.1	3.4	6.2	-
Hang Seng Chinese Enterprise Index	10.8	32.8	1.4	132.6	41.4	30.5	-

*Source: State Street Corporation/Martin Currie Inc. #The Fund was launched on July 10, 1992. ** Annualised return

PERFORMANCE IN PERSPECTIVE†



THE CHINA FUND INC. PREMIUM/DISCOUNT†



DIVIDEND HISTORY CHART*



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
■ Total	0.91030	0.60990	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205	0.21437	1.78
■ Income	0.08530	0.00930	0.09100	0.08340	0.50030	0.07800	0.01110	0.00000	0.13205	0.06397	0.07
■ Long term capital gain	0.03780	0.24120	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00069	0.67
■ Short term capital gain	0.78720	0.35940	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.00000	0.14971	1.04

Past performance is not a guide to future returns.

All charts as of 29 February 2004. †Source: Martin Currie Inc. *Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong 56.0%					
Chaoda Modern Agriculture (Holdings) Ltd	682 HK	HK$3.15	43,089,900	17,298,400	5.9%
TCL International Holdings Ltd	1070 HK	HK$3.55	32,318,000	14,738,499	5.0%
BYD Co	1211 HK	HK$25.8	3,225,000	10,688,822	3.6%
Comba Telecom Systems Consulting Holdings	2342HK	HK$4.83	15,356,000	9,518,223	3.2%
Yanzhou Coal Mining Co.	1171 HK	HK$8.95	7,786,000	8,951,955	3.1%
Fountain Set (Holdings) Ltd	420 HK	HK$5.85	11,550,000	8,679,971	3.0%
Shenzhen Expressway Co., Ltd	548 HK	HK$2.95	21,494,000	8,145,536	2.8%
Xinao Gas Holdings Ltd	2688 HK	HK$4.28	13,976,000	7,675,372	2.6%
China Telecom Corporation Ltd.	728 HK	HK$3.03	19,000,000	7,444,471	2.5%
Anhui Expressway Co., Ltd	995 HK	HK$3.03	17,778,000	6,908,579	2.3%
Sinotrans Limited	598 HK	HK$3.45	15,065,000	6,628,422	2.3%
First Tractor Co., Ltd.	38 HK	HK$2.58	19,950,000	6,599,341	2.2%
TPV Technology, Ltd	903 HK	HK$4.73	9,968,000	6,018,473	2.1%
Golden Meditech Co., Ltd.	8180 HK	HK$3.00	13,950,000	5,376,206	1.8%
Brilliance China Automotive Holdings, Ltd	1114 HK	HK$3.70	11,036,000	5,245,584	1.8%
Proview Intl Holdings Ltd	334 HK	HK$2.00	17,644,000	4,533,227	1.5%
China Fire Safety	8201 HK	HK$0.61	50,380,000	3,883,201	1.3%
Hongkong.Com Corp.	8006 HK	HK$0.94	30,232,000	3,650,692	1.2%
Ocean Grand Chemicals Holdings Ltd.	2882 HK	HK$1.44	17,379,000	3,214,902	1.1%
Beiren Printing Machinery Holdings Ltd.	187 HK	HK$3.45	7,000,000	3,102,399	1.1%
China Rare Earth Holdings, Ltd.	769 HK	HK$1.66	13,504,000	2.879,725	1.0%
Beijing Capital International Airport Co., Ltd	694 HK	HK$2.93	7,520,000	2,825,688	1.0%
Jingwei Textile Machinery Co., Ltd	350 HK	HK$2.90	7,436,000	2,770,243	1.0%
Natural Beauty Bio-Technology Ltd	157 HK	HK$0.65	32,780,000	2,695,066	0.9%
Sino Golf Holdings Ltd	361 HK	HK$1.54	11,835,000	2,326,163	0.8%
Sinopec Beijing Yanhua Petrochemical Co., Ltd.	325 HK	HK3.25	4,428,000	1,848,721	0.6%
China Oriental Group Co. Ltd.	581 HK	HK2.43	1,716,000	612,355	0.2%
Arcontech, Corp	8097 HK	HK$0.17	18,386,000	408,614	0.1%
Taiwan 33.0%					
China Metal Products	1532 TT	NT$50.5	5,873,408	8,920,514	3.0%
Cathay Financial Holding Co., Ltd	2882 TT	NT$65.5	3,862,000	7,607,850	2.6%
Merry Electronics	2439 TT	NT$71.5	3,254,208	6,997,771	2.4%
Vanguard International Semiconductor Corp.	5347 TT	NT$14.0	14,000,000	5,894,737	2.0%
Fubon Financial Holdings	2881 TT	NT$35.5	5,453,952	5,823,016	2.0%
Chicony Electronics Co., Ltd	2385 TT	NT$76.5	2,500,960	5,754,089	2.0%
Polaris Securities Co., Ltd	6011 TT	NT$21.6	8,359,377	5,430,452	1.8%
Wintek Corp.	2384 TT	NT$34.5	5,040,000	5,229,474	1.8%
Synnex Technologies International, Corp	2347 TT	NT$58.0	2,950,640	5,146,981	1.8%
Chunghwa Telecom Co., Ltd	2412 TT	NT$54.5	3,055,000	5,007,444	1.7%
Taiwan Green Point Enterprises Co., Ltd	3007 TT	NT$90.5	1,831,200	4,984,168	1.7%
Ability Enterprise Corp	2374 TT	NT$32.3	4,214,840	4,094,416	1.4%
Taiwan Hon Chuan Enterprise	9939 TT	NT$49.0	2,544,435	3,749,694	1.3%
Cheng Shin Rubber	2105 TT	NT$47.6	2,516,400	3,602,425	1.2%
Data Systems Consulting Co	2477 TT	NT$29.7	3,968,339	3,544,652	1.2%
Soft-World International Corp.	5478 TT	NT$142	790,000	3,373,834	1.2%
Tsann Kuen Enterprise Co. Ltd.	2430 TT	NT$60.5	1,700,000	3,093,233	1.1%
United Microelectronics Corp.	2303 TT	NT$30.4	3,000,000	2,742,857	0.9%
Taiwan FamilyMart	5903 TT	NT$56.0	1,478,520	2,490,139	0.9%
Tainan Enterprises	1473 TT	NT$49.4	1,074,000	1,595,657	0.5%
Yieh United Steel	9957 TT	NT$18.7	2,500,000	1,406,015	0.5%
New York 5.0%					
Sohu.com Inc	Sohu US	US$28.1	526,286	14,788,637	5.0%
Direct 1.8%					
Captive Finance Ltd			2,000,000	3,045,000	1.0%
Tomoike Industrial (H.K.) Ltd			825,000	2,356,585	0.8%
B shares 1.7%					
China International Marine Containers Co., Ltd.	200039 CH	HK$14.5	2,442,747	4,559,577	1.6%
Luthai Textile Co., Ltd	200726 CH	HK$6.48	422,000	351,291	0.1%
Other assets & liabilities 2.5%					

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com